BANK OF MONTREAL

ANNUAL
INFORMATION
FORM

January 24, 2003

Copies of the Annual Information Form, as well as copies of Bank of Montreal 2002 Annual Report and Proxy Circular as of December 31, 2002 (all or part of which are incorporated therein by reference) may be obtained from:

Bank of Montreal
Corporate Secretary’s Department
100 King Street West
1 First Canadian Place, 21st Floor
Toronto, Ontario
Canada M5X 1A1

BANK OF MONTREAL
ANNUAL INFORMATION FORM INDEX

	Page Reference

	Incorporated by Reference from(1)
	Annual Information
	Form	Annual Report	Proxy Circular

CORPORATE STRUCTURE	1	94
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	1
Acquisitions	1	19, 78-79
Narrative Description of the business	1	26, 36-50
Supervision and Regulation in Canada	2
Supervision and Regulation in United States	2
Competition	2
Environmental Matters	3
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Consolidated Financial Statements		68-71
Notes to Consolidated Financial Statements		72-93
Statement of Management’s Responsibility for Financial Information		67
Shareholders’ Auditors’ Report		67
Cash Dividends		80-81, Inside back cover
Dividend Policies and Restrictions		35, 81
Other information to enhance understanding and trends		10-66
MANAGEMENT’S DISCUSSION AND ANALYSIS		10-66
MARKET FOR SECURITIES OF THE BANK		Inside back cover
DIRECTORS AND OFFICERS
Directors of the Bank
Executive Officers of the Bank	2		6-11
Shareholdings of Directors and Executive Officers	2
Additional Disclosure for Directors and Executive Officers	2
ADDITIONAL INFORMATION	3

(1)	Reference:
All or parts of the following documents are incorporated by reference into this Annual Information Form:
(i)	Bank of Montreal 2002 Annual Report.
(ii)	Bank of Montreal Proxy Circular dated as of December 31, 2002.

BANK OF MONTREAL

CORPORATE STRUCTURE

Name and Place of Incorporation

Bank of Montreal commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the organization and governs its operations.

The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and the executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

In June 2002, Bank of Montreal announced a new unified branding approach that links the organization’s member companies. This approach refers to Bank of Montreal as BMO Financial Group. As such, in this document and the documents incorporated by reference, the name BMO Financial Group, or BMO®, means Bank of Montreal.

DESCRIPTION OF BUSINESS

Business

BMO offers a broad range of credit and non-credit products and services directly and through special-purpose Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2002, BMO had 33,912 full-time equivalent employees, maintained 968 bank branches in Canada and operated internationally in major financial markets and trading areas in 12 other countries, including the United States. The Harris Bank group (Harris Bankcorp, Inc.), wholly-owned by Bank of Montreal, operates its own banking business in the United States, based in Chicago, providing retail banking and private client and personal trust services, as well as corporate and investment banking. BMO also provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, which include BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer in which Bank of Montreal owns 100 percent of the voting shares, and BMO Nesbitt Burns Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

BMO comprises three operating groups: Personal and Commercial Client Group provides financial services to personal and commercial customers in Canada and the United States through its branches as well as directly through bmo.com, harrisbank.com and a network of automated banking machines (ABM); Private Client Group provides wealth management services to individuals through BMO Bank of Montreal, BMO Nesbitt Burns, BMO InvestorLine®, and BMO Harris Private Banking in Canada, and through Harrisdirect, Harris Private Bank and Harris Bank in the United States; Investment Banking Group is responsible for relationship management for large corporate, institutional and government customers, the delivery of treasury products and corporate and investment banking in Canada and the United States. Corporate Support, including Technology and Solutions provides risk management, technology and other corporate services to the three operating groups.

Three Year History

In 1999, a new leadership team led by Chairman, Tony Comper, undertook to review the institution’s business operations and to reposition BMO Financial Group for improved business growth and performance. The objective was to exit less profitable or low-potential businesses and branches and re-deploy the capital and other resources to higher-potential businesses, thereby shifting the business mix toward high-return businesses.

Since 1999, BMO has divested its Mexican investment in Bancomer, exited the low-potential global custody business, the corporate trust business and Partners First, a credit card business, and sold or closed 167 slower-growth branches in Canada. And since 1999, risk-weighted assets of the Investment Banking Group have been reduced by approximately $29 billion, including reductions related to exiting non-relationship corporate lending positions.

This re-deployment of resources supports BMO’s focused growth strategy to be a leading transnational financial services provider by continuing to invest in our core Canadian franchise while expanding selectively and substantially in the United States and building on our longstanding capabilities.

BMO continues to target three overlapping client markets across Canada and in high-opportunity areas of the United States:

•	Personal and commercial banking clients across Canada and in the greater Chicago area of the United States (served by the Personal and Commercial Client Group)
•	Corporate and institutional clients across Canada and in the United States Midwest (served by the Investment Banking Group)
•	Individual investing clients across Canada and in selected high-growth locations across the United States (served by the Private Client Group)

BMO continues to work to achieve or enhance its leadership positions in select businesses and capabilities as evidenced by its strategic milestones:

•	Achieve top-tier customer loyalty
•	Achieve the #1 market share in small business banking in Canada
•	Maintain leading investment banking positions in Canada and further build out our mid-market capabilities in the United States
•	Build out franchises in the prime wealth markets in the United States
•	Become the dominant full-service bank in the Chicagoland area
•	Maintain market leading risk management capabilities
•	Enhance leading position in talent management, performance alignment, diversity and employee engagement

BMO continues to strive to deliver top-tier shareholder returns through a focus on improved operating efficiency and business growth. Growth will continue to be driven through a combination of organic and acquisition activity. To this end, the Bank has made five acquisitions in the past two fiscal years: Guardian Group of Funds, First National Bank of Joliet, CSFBdirect, the accounts of Morgan Stanley Individual Investor Group and Northwestern Trust and Investors Advisory Company, and acquired selected assets of myCFO on November 1, 2002.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.

BANK OF MONTREAL

In accordance with the Bank Act, the organization may engage in and carry on the business of banking and such business generally as appertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate or (2) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions Canada is required prior to making the investment and/or the bank is required to control the entity. Chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. Automobile leasing continues to be prohibited to all federally incorporated financial institutions.

Without Minister of Finance approval no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class of non voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.

The Superintendent of Financial Institutions Canada (the “Superintendent”) is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. In addition to the Bank Act, outside Canada each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country in which it conducts its business.

Supervision and Regulation in United States

The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to the International Banking Act of 1987 and Regulation K. The Board of Governors of the Federal Reserve System (the “Board”) and state banking regulators oversee the operation of our branches and offices in the United States.

Being “well capitalized” and “well managed” under applicable Board standards, Bank of Montreal and its bank holding companies in the United States became financial holding companies on April 10, 2000. This status allows a broader range of financial, non-banking and merchant banking activities to be undertaken. Bank of Montreal and its subsidiaries own 27 insured depository institutions in the United States that are engaged in commercial and retail banking and subject to various laws and regulation and examination by various state and federal regulators. Board approval is generally required for acquiring voting shares (in excess of 5%), control or all or substantially all of the assets of a bank holding company, bank or savings associations.

Bank of Montreal is engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Board and other applicable federal and state agencies. The Securities and Exchange Commission and state securities regulators regulate a broker-dealer subsidiary. Insurance agency businesses are regulated by state insurance regulators. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions between Bank of Montreal-owned insured depository institutions and Bank of Montreal and its affiliates.

Competition

The Canadian banking system is dominated by six major Canadian banks, each of which maintains an extensive branch network, augmented with ABM, telephone and Internet banking facilities. Competing against these major banks are smaller Canadian banks, Canadian subsidiaries and branches of foreign banks, trust and insurance companies, credit unions and a variety of monoline competitors offering specialized financial products and services.

The competitive landscape in the United States is significantly more complex given the overall size and activity level of the market and the presence of regional rather than national competitor groupings for many businesses, such as personal and commercial banking.

Bank of Montreal was the fifth largest chartered bank in Canada in terms of total assets, and the fourth largest in terms of market capitalization, as of October 31, 2002. It ranks among the largest banks in North America: thirteenth by total assets and nineteenth by market capitalization. The North American peer group includes: BMO Financial Group; Canadian Imperial Bank of Commerce; Royal Bank Financial Group; Scotiabank; TD Bank Financial Group; Bank of America Corporation; Bank One Corporation; Citigroup, Inc.; FleetBoston Financial Corporation; J.P. Morgan Chase & Co.; KeyCorp; National City Corporation; The PNC Financial Services Group, Inc.; SunTrust Banks, Inc.; U.S. Bancorp; Wachovia Corporation and Wells Fargo & Company.

Competition is reflected not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses.

Driven by the ongoing integration of the Canadian and American economies, consolidation is now underway in the financial services industry in Canada and the United States. It is anticipated that this consolidation could significantly reconfigure the North American financial services landscape in the future by widening the distinctions between various tiers of players.

BANK OF MONTREAL

Environmental Matters

BMO maintains a policy setting out its commitment to both protection of the environment and the principle of sustainable development. This policy is applied to BMO’s internal operations and its relationships with employees, customers, governments, external partners and the communities in which it operates. Reasonable efforts are made to ensure that BMO lends only to borrowers that employ responsible environmental management programs and who comply with the applicable environmental laws and regulations. Management is responsible for ensuring that dealings with external suppliers, development of products and services and their employees’ work environment all comply with this corporate policy.

DIRECTORS AND OFFICERS

Executive Officers of the Bank

At October 31, 2002, the following were executive officers of Bank of Montreal:

	Principal	Municipality
Name	Occupation	of Residence

F. Anthony Comper	Chairman and Chief Executive Officer, BMO Financial Group	Toronto, Ontario

Yvan J.P. Bourdeau	President and Chief Operating Officer, BMO Nesbitt Burns	Toronto, Ontario

Lloyd F. Darlington	President and Chief Executive Officer, Technology and Solutions, and Head, E-Business	Toronto, Ontario

William A. Downe	Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns and Head of Investment Banking Group	Winnetka, Illinois

Karen E. Maidment	Executive Vice-President and Chief Financial Officer, BMO Financial Group	Cambridge, Ontario

Michel G. Maila	Executive Vice-President and Head of Risk Management Group, BMO Financial Group	Toronto, Ontario

Gilles G. Ouellette	President and Chief Executive Officer, Private Client Group, BMO Financial Group and Deputy Chair, BMO Nesbitt Burns	Toronto, Ontario

Rose M. Patten	Executive Vice-President, Human Resources and Head Office of Strategic Management, BMO Financial Group	Toronto, Ontario

Robert W. Pearce	President and Chief Executive Officer, Personal & Commercial Client Group, BMO Bank of Montreal	Oakville, Ontario

Ronald G. Rogers	Deputy Chair, Enterprise Risk and Portfolio Management, BMO Financial Group	Toronto, Ontario

Frank J. Techar	President and Chief Executive Officer, Harris Bank	Kenilworth, Illinois

All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years, except for Karen E. Maidment who, prior to 2000, was Executive Vice-President and Chief Financial Officer, Clarica Life Insurance Company.

Shareholdings of Directors and Executive Officers

The directors and executive officers of Bank of Montreal, as a group, beneficially own, directly or indirectly, or exercise control or direction over less than 1% of Bank of Montreal’s voting shares.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made inquiry, Bank of Montreal confirms that:

a)	no director or executive officer of Bank of Montreal is or has been in the last ten years, a director or executive officer of another issuer that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order under Canadian securities legislation for a period of more than 30 consecutive days or (ii) became bankrupt or made a bankruptcy related proposal or was subject to or instituted proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: Mr. J. L. Rotman was a director of Livent Inc. when in November 1998, Livent filed for protection under the Companies Creditors Arrangement Act in the Ontario Court, Canada. On August 28, 1998, the Ontario Securities Commission issued a cease trading order against Livent which was rescinded on November 20, 1998. Mr. J.L. Rotman resigned as a director of Livent Inc. on September 29, 1999. Mr. J. L. Rotman was a director of Paragon Entertainment Corporation when it made a filing under the Companies Creditors Arrangement Act in April 1998. In June 1998, Mr. J.L. Rotman resigned as a director of Paragon Entertainment Corporation and the company was subsequently placed in receivership. Mr. D. A. Galloway was a director of ITI Education Corporation, when, on August 14, 2001, it voluntarily agreed to the appointment of a receiver. Mr. F. McKenna was a director of AlphaNet Telecom Inc., when, on February 8, 1999, it was assigned into bankruptcy. Mr. S.E. Bachand was a director of Krystal Bond Inc. when, on April 12, 2002, it was cease traded for failure to file financial statements and it has since ceased to operate as a going concern;

b)	no director or executive officer of Bank of Montreal has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority. No director or executive officer has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

c)	no director or executive officer of Bank of Montreal nor any personal holding company controlled by such person has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold assets of the director or executive officer; and

d)	no director or executive officer has any direct or indirect material conflict of interest in respect of any matter that has materially affected or will

BANK OF MONTREAL

materially affect Bank of Montreal or any of its subsidiaries.

ADDITIONAL INFORMATION

Bank of Montreal will provide to any person, upon request to the Corporate Secretary’s Department, Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor, Toronto, Ontario, M5X 1A1, the following additional information:

a)	when securities of Bank of Montreal are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)	one copy of the Bank of Montreal’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative consolidated financial statements of Bank of Montreal for its most recently completed financial year for which consolidated financial statements have been filed together with the accompanying report of the shareholders’ auditors and one copy of the most recent interim consolidated financial statements (quarterly shareholders’ reports) that have been filed, if any, for any period after the end of Bank of Montreal’s most recently completed financial year;

(iii)	one copy of Bank of Montreal’s Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii) above; or

b)	at any other time, one copy of any documents referred to in clauses a) (i), (ii) and (iii) above, provided that Bank of Montreal may require the payment of a reasonable charge if the request is made by a person or company who is not a holder of its securities.

Additional information, including directors’ and officers’ remuneration and indebtedness and principal holders of the Bank of Montreal’s securities, is contained in Bank of Montreal’s Proxy Circular dated as of December 31, 2002 in connection with its Annual Meeting of Shareholders scheduled for February 25, 2003.

Additional financial information is provided in Bank of Montreal’s consolidated financial statements for its fiscal year ended October 31, 2002.

®Registered trade marks of Bank of Montreal